UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Milacron Inc.

File No. 001-08485- CF#21932

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Milacron Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 7, 2008.

Based on representations by Milacron Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through April 7, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Special Counsel